MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS
		(2007-present)
35	$654.9M	$44.6M	$1.6B	4,214
Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved
3,937(93%)	14,590	12.6M	$334.2M	$2.8B
Low-and Moderate- Income Housing Units	Total Jobs Created	Hours of Construction Work Generated	State, Local and Federal Tax Revenue Generated	Total Economic Impact